EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2016 (Cdn$ millions)	Total	Due in less than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due after 5 Years
Long-term debt	1,500	—	500	—	1,000
Interest on long-term debt	475	69	139	82	185
Provision for reclamation	1,037	18	95	82	842
Provision for waste disposal	15	2	12	1	—
Other liabilities	70	—	—	—	70
Capital commitments	51	51	—	—	—
Unconditional product purchase commitments1 2	991	340	436	145	70

Total contractual cash obligations	4,139	480	1,182	310	2,167

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2016 rate of Cdn $1.30.
[2]	As at February 1, 2017.

Commercial Commitments

As at December 31, 2016 (Cdn$ millions)	Total Amounts Committed
Standby letters of credit [1]	1,470

Total commercial commitments	1,470

[1]	The standby letters of credit maturing in 2016 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of our operating sites which are expected to remain outstanding well into the future and our obligations under the CRA dispute which are expected to remain outstanding until the dispute is resolved.